Exhibit 99.4

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination

On July 17, 2026, MKDWELL Tech Inc. (“MKDW” or the “Company”), a British Virgin Islands company listed on the Nasdaq Capital Market (Nasdaq: MKDW), entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the issued share capital of Landvision Inc. (the “Target”), the parent holding company of Landvision Technology Limited (“Landvision” or “LV”), a Hong Kong company engaged in cross-border e-commerce with AI-CRM functions. The Company completed the Acquisition on August 7, 2026, pursuant to which it issued 30,000,000 new Ordinary Shares to the Vendors at an issue price of US$8.00 per share, representing approximately 87.72% of the Company’s enlarged issued and outstanding ordinary shares (calculated based on 30,000,000 Consideration Shares divided by 34,198,442, being the sum of the Consideration Shares and the 4,198,442 Ordinary Shares outstanding as of June 30, 2026).

The aggregate consideration of US$240,000,000 was satisfied entirely by the issuance of 30,000,000 new Ordinary Shares of MKDW at an issue price of US$8.00 per share (the “Consideration Shares”) to the Vendors.

The following unaudited pro forma condensed combined financial information presents the combination of MKDW and Landvision, giving effect to the acquisition as if it had occurred on June 30, 2026 for balance sheet purposes and on January 1, 2026 for statement of operations purposes.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is based on:

●	The historical consolidated balance sheet of MKDW as of June 30, 2026, extracted from the Company’s unaudited consolidated financial statements for the six months ended June 30, 2026.
●	The historical statement of financial position of Landvision Technology Limited as of June 30, 2026, extracted from its audited financial statements for the six months ended June 30, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”).
●	The historical consolidated statement of operations of MKDW for the six months ended June 30, 2026.
●	The historical statement of profit or loss and other comprehensive income of Landvision for the six months ended June 30, 2026.

The acquisition is accounted for under ASC 805, Business Combinations, using the acquisition method, with MKDW identified as the accounting acquirer. Consideration transferred is measured at fair value on the acquisition date in accordance with ASC 805-30-30-7.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would actually have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future financial position or results of operations.

Critical Risk Disclosure

This pro forma information excludes purchase price allocation fair value step-ups and corresponding amortization, depreciation and deferred tax liabilities pending third-party valuation completion. Actual consolidated financial results post-acquisition will reflect incremental non-cash amortization expenses, which will materially increase consolidated net loss and loss per share. The Group’s consolidated cash position following the transaction is minimal, creating near-term liquidity risk. The preliminary goodwill balance constitutes substantially all consolidated assets and is subject to annual impairment testing with material potential downward adjustment risk.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of June 30, 2026

(In U.S. dollars, except for share and per share data, or otherwise noted)

	MKDW	LV	Conversion and Presentation Alignment	Transaction Accounting Adjustments	Other Adjustments	Pro Forma Combined
	(U.S. GAAP, Historical)	(IFRS, Historical)	Note 2			(U.S. GAAP, Historical)
ASSETS
Current assets:
Cash and cash equivalents	38,252	191,029	-	-	(31,000)	198,281
Accounts receivable, net	687,729	254,682	-	-	-	942,411
Amounts due from related parties, net	947,605	-	-	-	-	947,605
Inventories, net	267,019	28,966	-	-	-	295,985
Prepaid expenses and other current assets, net	3,454,138	120,229	-	-	-	3,574,367
Total current assets	5,394,743	594,906	-	-	-	5,958,649

Non-current assets:
Intangible asset, net	471,410	-	-	-	-	471,410
Property, plant and equipment, net	4,226,710	2,570,104	-	-	-	6,796,814
Real estate properties for lease, net	637,333	-	-	-	-	637,333
Operating lease right-of-use assets, net	251,079	-	-	-	-	251,079
Other non-current assets	38,287	-	-	-	-	38,287
Goodwill (preliminary — see Note 5)	-	-	-	238,076,386	-	238,076,386
Total non-current assets	5,624,819	2,570,104	-	238,076,386	-	246,271,309
TOTAL ASSETS	11,019,562	3,165,010	-	238,076,386	-	252,229,958

LIABILITIES
Current liabilities:
Short-term bank borrowings	2,775,199	-	-	-	-	2,775,199
Accrued expenses and other current liabilities	3,839,909	663,047	-	-	-	4,502,956
Accounts payable	767,468	118,564	-	-	-	886,032
Amounts due to related parties, current	3,835,083	221,733	-	-	-	4,056,816
Long-term bank borrowings-current portion	87,163	-	-	-	-	87,163
Operating lease liabilities- current	50,672	-	-	-	-	50,672
Deferred revenue- current	7,837	-	-	-	-	7,837
Tax payables	-	238,052	-	-	-	238,052
Total Current Liabilities	11,363,331	1,241,396	-	-	-	12,604,727

Non-current liabilities:
Long-term bank borrowings	2,984,832	-	-	-	-	2,984,832
Other non-current liabilities	19,381	-	-	-	-	19,381
Deferred revenue	50,943	-	-	-	-	50,943
Operating lease liabilities- non current	200,408	-	-	-	-	200,408
Deferred tax liabilities(PPA related—— TBD pending valuation, see Note 5)	-	-	-	-	-	-
Total Non-Current Liabilities	3,255,564	-	-	-	-	3,255,564

TOTAL LIABILITIES	14,618,895	1,241,396	-	-	-	15,860,291

Equity (deficit)
Ordinary shares (no par value, unlimited shares authorized; 5,411,109 ordinary shares issued and 4,198,442 ordinary shares outstanding as of June 30, 2026)*	16,233	1,282	-	88,718	-	106,233
Class A Preferred shares (no par value; 274,367 shares issued and outstanding as of June 30, 2026)*	823	-	-	-	-	823
Additional paid in capital	27,137,422	-	-	239,910,000	-	267,047,422
Accumulated deficit	(22,575,046)	1,922,332	-	(1,922,332)	(31,000)	(22,606,046)
Accumulated other comprehensive income	(65,411)	-	-	-	-	(65,411)
Treasury stock	(7,019,920)	-	-	-	-	(7,019,920)
MKDWELL Tech Inc. shareholders’ (deficit)/ equity	(2,505,899)	1,923,614	-	238,076,386	(31,000)	237,463,101
Non-controlling interests	(1,093,434)	-	-	-	-	(1,093,434)
Total (deficit)/ equity	(3,599,333)	1,923,614	-	238,076,386	(31,000)	236,369,667
TOTAL LIABILITIES AND EQUITY (DEFICIT)	11,019,562	3,165,010	-	238,076,386	-	252,229,958

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2026

(In U.S. dollars, except for share and per share data, or otherwise noted)

	MKDW	LV	Conversion and Presentation Alignment	Transaction Accounting Adjustments	Other Adjustments	Pro Forma Combined
	(U.S. GAAP, Historical)	(IFRS, Historical)	Note 2			(U.S. GAAP, Historical)

Revenues	1,541,909	132,102,832	-	-	-	133,644,741
Cost of revenues	(1,360,354)	(123,397,256)	-	-	-	(124,757,610)
Gross Profit	181,555	8,705,576	-	-	-	8,887,131

Operating expenses:
Selling expenses	(132,331)	-	-	-	-	(132,331)
General and administrative expenses	(5,997,190)	(6,926,570)	-	-	(31,000)	(12,954,760)
Research and development expenses	(346,326)	-	-	-	-	(346,326)
Total Operating Expenses	(6,475,847)	(6,926,570)	-	-	(31,000)	(13,433,417)

Income (Loss) from Operations	(6,294,292)	1,779,006	-	-	(31,000)	(4,546,286)

Other loss:
Interest expense, net	(246,723)	-	-	-	-	(246,723)
Other income, net	25,977	-	-	-	-	25,977
Total Other Income (Expense)	(220,746)	-	-	-	-	(220,746)

(Loss) income before income tax expense	(6,515,038)	1,779,006	-	-	(31,000)	(4,767,032)
Income tax expense	-	(196,279)	-	-	-	(196,279)
Net Income (Loss)	(6,515,038)	1,582,727	-	-	(31,000)	(4,963,311)
Net loss attributable to non-controlling interest	(243,608)	-	-	-	-	(243,608)
Net loss attributable to ordinary shareholders	(6,271,430)	1,582,727	-	-	(31,000)	(4,719,703)
				-
Pro forma loss per ordinary share — basic and diluted						(0.14)
Pro forma weighted-average ordinary shares outstanding — basic and diluted						33,838,370

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In U.S. dollars, except for share and per share data, or otherwise noted)

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information presents the combination of MKDWELL Tech Inc. (“MKDW” or the “Company”), a US GAAP reporting foreign private issuer listed on Nasdaq, and Landvision Technology Limited (“Landvision” or “LV”), a Hong Kong-incorporated company reporting under International Financial Reporting Standards (“IFRS”), through the acquisition of 100% of the issued share capital of Landvision Inc. (the “Target”), the parent holding company of Landvision.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the acquisition as if it had occurred on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 gives effect to the acquisition as if it had occurred on January 1, 2026.

The pro forma information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would actually have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future financial position or results of operations.

The acquisition is accounted for under ASC 805, Business Combinations, using the acquisition method, with MKDW identified as the accounting acquirer. The determination was based on the controlling voting interest of MKDW’s existing shareholders in the combined entity, after giving effect to the super-voting rights of the Company’s preference shares and voting agreements with certain Landvision shareholders (see Note 7). The consideration transferred is measured at fair value in accordance with ASC 805-30-30-7.

Note 2 — IFRS to US GAAP Conversion Adjustments

Landvision’s historical financial statements are prepared in accordance with IFRS. Based on the Company’s preliminary review of Landvision’s significant accounting policies, no material quantitative differences between IFRS and US GAAP were identified for revenue recognition (IFRS 15 / ASC 606), property, plant and equipment (cost model), research and development (expensed as incurred), leases (short-term/low-value recognition exemptions), financial instruments, and income taxes. Accordingly, no IFRS to US GAAP conversion adjustments are reflected.

Supplementary Policy Comparison Disclosure

The Company has completed a high-level cross-check of key accounting policies set forth below; full detailed policy comparison working papers will be finalized prior to SEC filing:

●	Revenue recognition: Both frameworks recognize performance obligations consistently for cross-border e-commerce goods sales and AI-CRM subscription services; no material difference in variable consideration, return provisions or incremental contract costs.
●	Leases: Both apply short-term and low-value asset recognition exemptions with consistent threshold criteria.
●	Financial instruments: IFRS 9 ECL and ASC 326 CECL impairment models are preliminarily assessed to generate immaterial measurement variance for trade receivables within the historical reporting period.
●	Income taxes: Both apply balance sheet liability method; temporary difference recognition criteria are aligned for routine operating items.

This assessment is preliminary and subject to change upon completion of a detailed accounting policy comparison.

Note 3 — Transaction Accounting Adjustments——Balance Sheet

The following adjustments have been reflected in the “Transaction Accounting Adjustments” column:

(a)	Consideration Shares

Reflects the issuance of 30,000,000 Ordinary Shares of MKDW (no par value) as consideration for the acquisition of 100% of Landvision Inc. (the “Target”). Recorded as:

●	Ordinary shares (stated capital): US$90,000 (at US$0.003 per share, consistent with MKDW’s existing policy); in the unaudited pro forma condensed combined balance sheet, the “Transaction Accounting Adjustments” column presents the ordinary shares issuance net of the US$1,282 elimination of Landvision’s pre-acquisition ordinary share capital, resulting in US$88,718 in ordinary shares (US$90,000 less US$1,282; see Note 5)
●	Additional paid-in capital: US$239,910,000

(b)	Goodwill (preliminary — see Note 5)

Recorded as the excess of consideration transferred over the fair value of net identifiable assets acquired. Pending completion of the Purchase Price Allocation (PPA), preliminary goodwill is calculated as the consideration transferred of US$240,000,000 less Landvision’s identifiable net assets at book value of US$1,923,614, resulting in preliminary goodwill of US$238,076,386 (see Note 5 for the detailed preliminary purchase price allocation).

Goodwill (preliminary — see Note 5) is subject to material revision upon completion of the PPA.

(c)	Deferred Tax Liability

Any fair value step-up on identifiable intangible assets and PP&E will generate a deferred tax liability at the Hong Kong profits tax rate of 16.5% (ASC 805-740). To be determined upon completion of the valuation.

(d)	Transaction Costs

Estimated direct and incremental transaction costs of US$31,000 (estimated intermediary fees directly attributable to the Acquisition) are assumed to have been settled in cash as of June 30, 2026 for pro forma purposes and are reflected as a reduction of cash and cash equivalents, charged to retained earnings (accumulated deficit) in the unaudited pro forma condensed combined balance sheet. The corresponding income statement effect is reflected as incremental general and administrative expenses in the unaudited pro forma condensed combined statement of operations. Under ASC 805-10-25-3, transaction costs are expensed as incurred. These costs are non-recurring and directly attributable to the acquisition.

Note 4 — Transaction Accounting Adjustments (Statement of Operations)

(a)	Incremental Amortization and Depreciation

Any incremental amortization of identifiable intangible assets and any incremental depreciation on PP&E fair value step-up are entirely dependent on the PPA valuation. No pro forma effect is included until the valuation is complete.

(b)	Transaction Costs

Estimated direct and incremental transaction costs of US$31,000 (estimated intermediary fees directly attributable to the Acquisition) are reflected in the “Other Adjustments” column as incremental general and administrative expenses. Under ASC 805-10-25-3, transaction costs are expensed as incurred. These costs are non-recurring.

(c)	Deferred Tax Effect

Deferred tax expense/benefit related to PPA adjustments will be recorded upon completion of the valuation.

Note 5 — Purchase Price Allocation — Preliminary and Pending Completion

The allocation of the purchase price to the identifiable assets acquired and liabilities assumed is preliminary and has not been finalized. The Company has not yet completed the necessary valuation work to determine the fair values of the identifiable intangible assets and property, plant and equipment acquired. Accordingly, no purchase price allocation adjustments have been reflected in the unaudited pro forma condensed combined financial statements for fair value step-ups or the corresponding deferred tax effects.

Identifiable Asset	Description	Expected Fair Value Range	Estimated Useful Life
Developed technology	AI-CRM platform	Pending valuation	5-7 years
Customer relationships	Active customer base supporting ~ US$132M revenue (six months ended June 30, 2026)	Pending valuation	8-12 years
Trade name	“Landvision Technology Limited”	Pending valuation	1-3 years
Non-compete agreements	From key vendors	Pending valuation	3-5 years
PP&E	Servers, computers, and equipment	Pending appraisal	3-10 years

The preliminary goodwill of US$238,076,386 was calculated as the excess of the consideration transferred of US$240,000,000 over the identifiable net assets acquired at their preliminary carrying amounts of US$1,923,614. The final amount of goodwill will be determined after the Company completes the purchase price allocation, which will be based on an independent valuation. The Company expects to complete the purchase price allocation within the measurement period, not to exceed one year from the acquisition date, in accordance with ASC 805-10-25-13.

Upon completion of the purchase price allocation, the preliminary goodwill will be adjusted (reduced) by the amount of any fair value step-up allocated to identifiable intangible assets and PP&E, net of the associated deferred tax liability. Correspondingly, the pro forma statement of operations would include incremental amortization and depreciation expense related to these fair value adjustments, and the pro forma net loss would increase. These adjustments are not reflected in the accompanying pro forma financial statements because the valuations have not been completed.

Component	Amount
Consideration transferred	US$240,000,000
Less: Landvision identifiable net assets at book value	(1,923,614)
Less: Fair value adjustments on assets acquired (preliminary)	TBD(Pending)
Add: Deferred tax liability on FV adjustments (preliminary)	TBD(Pending)
Preliminary goodwill	US$238,076,386 (subject to revision)

Note 6 — Pro Forma Loss Per Share

Component	Amount
Pro forma net loss attributable to ordinary shareholders	US$(4,719,703)
MKDW weighted-average ordinary shares outstanding (pre-acquisition)	3,838,370
Consideration Shares issued to Vendors	30,000,000
Pro forma weighted-average shares — basic and diluted	33,838,370
Pro forma loss per share — basic and diluted	US$(0.14)

PPA amortization, when finalized, may further reduce pro forma EPS. Anti-dilutive securities are excluded.

Note 7 — Lock-Up Arrangements

The Consideration Shares issued to Restricted Vendors (20 out of 23 sellers, representing approximately 86.7% of the Consideration Shares) are subject to staged lock-up restrictions: 20% released at 6 months, 20% at 12 months, 20% at 18 months, and the remaining 40% at 24 months post-Completion, per SPA Clause 7.2. The lock-up is a contractual restriction on the selling shareholders and does not affect the shares’ classification as outstanding for EPS and equity purposes, as the shares are legally issued and carry full voting and dividend rights from the date of issuance.

MKDW has committed to file a Registration Statement on Form F-1 with the SEC within three months of Completion (SPA Clause 8.1). The Free Vendors (3 out of 23, representing approximately 4,000,000 Consideration Shares) are not subject to lock-up restrictions.

In addition, certain Landvision shareholders entered into voting agreements with the controlling shareholder of MKDW, pursuant to which the voting rights attached to a portion of the Consideration Shares held by such Landvision shareholders will be exercised in accordance with the instructions of the controlling shareholder. These voting agreements, together with the super-voting rights attached to the Company’s preference shares held by the controlling shareholder, result in the controlling shareholder retaining more than 50% of the total voting power of the combined entity.